FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2010

21 May 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky  Broadcasting  Group plc announcing 'Delisting and Deregistration Update' released on  21 May 2010

British Sky Broadcasting Group Delisting and Deregistration Update

On 30 April 2010, British Sky Broadcasting Group (the "Company") announced its intention to delist its American Depositary Shares ("ADSs") from the New York Stock Exchange and to terminate its registration and reporting obligations under the Securities Exchange Act of 1934 (the "Exchange Act").  Each ADS represents four Sky ordinary shares, evidenced by American Depositary Receipts ("ADRs").

The listing of the Company's ADSs on the New York Stock Exchange terminated on 19th May.  In addition, the Company today filed a certification on Form 15F with the U.S. Securities and Exchange Commission ("SEC") to terminate the registration of its ordinary shares under Section 12(g) of the Exchange Act and to terminate its reporting obligations under Sections 13(a) or 15(d) of the Exchange Act.  The Company's SEC reporting obligations are suspended upon the filing, and the terminations are expected to become effective on or about August 18, 2010 (90 days after the filing of Form 15F).

The Company intends to maintain its ADR facility as a Level 1 ADR programme.  This means that the Company's ADSs will be traded on the US over-the-counter market.  Sky currently expects that its ADSs will be quoted on OTCQX.  The Company's ordinary shares will continue to trade on the London Stock Exchange.

Analysts & Investors:

Francesca Pierce:                020 7705 3337

Alison Dolan:                       020 7705 3623

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 21 May, 2010                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary